Exhibit 6.1

Computation of Pro Forma Earnings Per Share

	For the Year Ended December 31,
	2001	2002	2003
	(in thousands, except share and per share data)
Net income	$498,983	$274,140	$181,119

Weighted average ordinary shares outstanding	166,666,755	164,893,283	160,382,120
Ordinary share equivalents:
Dilutive effect of share options outstanding	*	—	—

Weighted average ordinary shares outstanding	166,666,755	164,893,283	160,382,120

Basic and diluted net income per ordinary share	$2.99	$1.66	$1.13

     *The dilutive effect of share options outstanding during the year ended December 31, 2001 was not material.